SMIC and Ansoft Address RF CMOS Design Requirements with On-Chip Spiral Inductor Library

Electromagnetic Design Methodology (EMDM) uses full-wave 3D simulation to compute inductance and quality factor (Q) of spiral inductors with accuracy traceable to the foundry process

ShenZhen,Oct. 22,2007- Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK) one of the leading foundries in the world, and Ansoft Corporation (NASDAQ: ANST) announced immediate availability of the industry’s first parameterized spiral inductor design kit based on full-wave simulation. The kit enables RF CMOS designers to create and simulate custom inductor geometries by directly linking Ansoft’s HFSS SMIC’s CMOS process parameters.

The spiral inductor kit is built upon SMIC’s Electromagnetic Design Methodology (EMDM)-which allows engineers to easily and accurately create any RF structure-and gives designers the flexibility to innovate new geometries simply by editing parameters such as diameter, number of turns, width and spacing of traces from a dialog box in HFSS. Included in the kit are ready-to-solve, fully parameterized HFSS projects for circular, square, hexagonal, and octagonal coils in the regular, stacked, transformer, and balanced configurations with all vias and underpasses included.

“Spiral inductors with small form factors, high Q, and high self-resonant frequencies are highly desired to meet the need for greater portability, increased functionality, and lower costs for today’s communication systems,” said Dr. Lee Yang, head of RF Application and Design Support in Marketing of SMIC. “Our collaboration with Ansoft allows our customers to design, simulate, and optimize spiral inductors on silicon substrates, relieving a major bottleneck of the RF CMOS design flow. Furthermore, we encouraged Ansoft to provide a path to back annotate to backend layout tools, making it very practical to innovate new designs and pass the results to standard layout tools.”

“SMIC continues to prove to be an excellent partner for Ansoft as it is taking a leadership position in terms of addressing RF designer requirements,” said Jack Qiu, Country Manager of China People Republic at Ansoft. “Early on, SMIC recognized the advantages of offering accurate electrical models for on-chip passive components and worked with Ansoft to create a methodology to streamline the process of incorporating the additional accuracy provided directly in circuit simulation. Using EMDM along with the new spiral inductor design kit, customers can now compute the inductance and quality factor (Q) for spiral inductors, rapidly develop a custom library for their own requirements including proximity effects, and utilize them directly in circuit and system simulation. EMDM makes it practical to synthesize entirely new inductors and rapidly back annotate this information into circuit schematics and standard layout tools.”

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements, generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on June 29, 2007 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) under pilot production and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong.  In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab under construction in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com

About Ansoft

Ansoft is a leading developer of high-performance electronic design automation (EDA) software. Engineers use Ansoft software to achieve first-pass system success when designing mobile communication and Internet-access devices, broadband networking components and systems, integrated circuits (ICs), printed circuit boards (PCBs) and electromechanical systems. Ansoft markets its products worldwide through its own direct sales force and has comprehensive customer-support and training offices throughout North America, Asia and Europe. To learn more, please visit www.ansoft.com

Press Contact:

Ansoft:
Mark Ravenstahl
TEL: 412.261.3200
FAX: 412.471.9427

SMIC:
Reiko Chang
Corporate Relations
+86 21 5080 2000 ext 10544
E-mail: PR@smics.com